MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

December 7, 2004
TSX Venture Exchange Symbol: MAD
Frankfurt and Berlin Stock Exchange Symbol: MRG
NASD OTC Bulletin Board Exchange Symbol: MRDDF
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Drilling Intercepts High-Grade Gold at Miranda’s Redlich Project

Miranda Gold Corp. is pleased to report drill results from the Redlich project, Esmeralda County, Nevada, which is joint ventured with Newcrest Resources Inc. As previously reported, Newcrest completed 19 reverse circulation drill holes (R-29 through R-47) by the end of October for a total of 11,094 ft (3,382 m). The target was a previously recognized low-sulfidation-epithermal gold system. Holes were drilled to depths of 600 ft (183 m) and were inclined. Drilling was focused on a broad northwest-trending fault zone where past exploration drilling had intersected numerous mineralized quartz veins.

Of particular note were intersections in two holes (R-43 and R-45), which further verify the presence of bonanza-grade gold in this low-sulfidation system. These two intersections are given in the table below:

Redlich Drilling Bonanza-Grade Highlights

Drill Hole	Interval	Length	Grade	Length	Grade
Number	(feet)	(feet)	(oz Au/t)	(meters)	(g Au/t)
R-43	270-280	10	0.68	3.1	23.25
Includes	270-275	5	1.35	1.5	46.30
R-45	270-285	15	0.33	4.6	11.27
Includes	280-285	5	0.61	1.5	21.00

In addition to above-mentioned zones, extensive mineralization was encountered in the Redlich drilling. This is significant from an exploration standpoint in that it demonstrates the presence of a very large mineralizing system. Significant drill results (defined as any mineralization grading better than 0.010 oz Au/t over 5 ft), as provided by Newcrest, are presented in the following table, including those listed above:

Drill Hole	Interval	Length	Grade	Length	Grade
Number	(feet)	(feet)	(oz Au/t)	(meters)	(g Au/t)
R-33	155-345	190	0.020	70.1	0.67
(includes)	160-180	20	0.066	6.1	2.26
(includes)	205-240	35	0.040	10.7	1.38
R-34	540-550	10	0.039	3.1	1.35
	570-580	10	0.021	3.1	0.71
R-38	225-265	40	0.013	12.2	0.44
Includes	230-245	15	0.025	4.6	0.84
	495-500	5	0.031	1.5	1.06
R-39	100-110	10	0.010	3.1	0.33
R-40	560-565	5	0.012	1.5	0.42
R-43	0-5	5	0.025	1.5	0.85
	270-280	10	0.678	3.1	23.25
Includes	270-275	5	1.350	1.5	46.30
	305-310	5	0.011	1.5	0.39
	440-445	5	0.028	1.5	0.96
	520-525	5	0.017	1.5	0.58
	560-580	20	0.011	6.1	0.39
R-45	270-285	15	0.329	4.6	11.27
Includes	280-285	5	0.613	1.5	21.00
	285-295	10	0.015	3.1	0.53
	455-460	5	0.116	1.5	3.99
R-46	160-170	10	0.014	3.1	0.47
	205-220	15	0.012	4.6	0.42
	235-245	10	0.011	3.1	0.37
	255-320	65	0.010	19.8	0.34
R-47	210-220	10	0.045	3.1	1.55
Includes	210-215	5	0.083	1.5	2.84
	285-300	15	0.033	4.6	1.13
Includes	295-300	5	0.077	1.5	2.65

Drill hole R-33 intersected fairly uniform low-grade mineralization grading 0.020 oz Au/t over an interval of 190 ft. This mineralization is hosted in narrow veins and veinlets within a large zone of clay-altered volcanic rocks. Hole R-45 intersected bonanza-grade vein mineralization. Both of these holes were collared in the main Redlich fault zone. Hole R-43 was drilled outboard from any past drilling or known mineralized areas. It also intersected bonanza-grade mineralization in a quartz vein. Silver was not detected in most samples, suggesting that the Redlich mineralizing system is gold-dominated.

Newcrest is still working on this drill information in an attempt to better understand the mineralized system at Redlich and final interpretations are not yet formalized or completed. However, they are encouraged by the results to date and have begun permitting a second phase of drilling that will allow for 23 additional holes. In addition, Newcrest has also recently staked 57 new claims, increasing the Redlich claim block to a total of 161 claims. Pending drilling permit approval, Newcrest plans to initiate a second round of drilling in the first quarter of 2005.

Newcrest Resources Inc. is a wholly-owned subsidiary of Newcrest Mining Limited, based in

Melbourne, Australia. Newcrest can earn a 65% interest in the Redlich project by spending a minimum of $1.8 million in exploration expenditures by March 2012 and presenting to Miranda a pre-feasibility study.

Miranda is please with the results obtained to date at Redlich and by the aggressive drill campaign planned by Newcrest for 2005.

Mr. Kenneth Cunningham is the Qualified Person and is responsible for the contents of this news release.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham
President and CEO

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.